EXHIBIT 99.1

EVALUATION SUMMARY

EAGLE ROCK ENERGY PARTNERS, L.P. INTERESTS

TOTAL PROVED RESERVES
CERTAIN PROPERTIES IN VARIOUS STATES

AS OF DECEMBER 31, 2009

Pursuant to the Guidelines of the
Securities and Exchange Commission for
Reporting Corporate Reserves and
Future Net Revenue

EVALUATION SUMMARY

EAGLE ROCK ENERGY PARTNERS, L.P. INTERESTS

TOTAL PROVED RESERVES
CERTAIN PROPERTIES IN VARIOUS STATES

AS OF DECEMBER 31, 2009

Pursuant to the Guidelines of the
Securities and Exchange Commission for
Reporting Corporate Reserves and
Future Net Revenue

CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS
TEXAS REGISTERED ENGINEERING FIRM F-693

ROBERT D. RAVNAAS, P.E.
EXECUTIVE VICE PRESIDENT

KELLIE D. JORDAN
ENGINEER

9601 AMBERGLEN BLVD., SUITE 117	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 625
AUSTIN, TEXAS 78729-1106	FORT WORTH, TEXAS 76102-4987	HOUSTON, TX 77002-5008
512-249-7000	817-336-2461	713-651-9944
FAX 512-233-2618	FAX 817-877-3728	FAX 713-651-9980

February 12, 2010

Mr. Steve Hendrickson
Sr. Vice President – Technical Evaluations
Eagle Rock Energy Partners, L.P.
1415 Louisiana Street, Suite 2700
Houston, TX 77002

Re:	Evaluation Summary
Eagle Rock Energy Partners, L.P. Interests
Total Proved Reserves
Certain Properties in Various States
As of December 31, 2009

Pursuant to the Guidelines of the
Securities and Exchange Commission for
Reporting Corporate Reserves and
Future Net Revenue

Dear Mr. Hendrickson:

As requested, this report was prepared on February 12, 2010 for Eagle Rock Energy Partners, L.P. for the purpose of submitting our detailed reserve estimates and economic forecasts attributable to the subject interests. We evaluated 100% of the Eagle Rock Energy Partners, L.P. reserves, which are located in various counties across the United States. This report, with an effective date of December 31, 2009, was prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC).

Cawley, Gillespie & Associates evaluated the properties in two segments: “Minerals” and “Upstream”. The results of the evaluation are presented in the accompanying tabulations, with a composite summary of the Minerals segment presented below:

		Proved Developed Producing
Net Reserves
Oil	- Mbbl	2,937.3
Gas	- MMcf	4,818.3
Net Revenue
Oil	- M$	158,535.5
Gas	- M$	18,485.6
Severance Taxes	- M$	2,921.0
Ad Valorem Taxes	- M$	10,613.5
Operating Expenses	- M$	0.0
Workover Expenses	- M$	0.0
3rd Party COPAS	- M$	0.0
Other Deductions	- M$	0.0
Investments	- M$	0.0
Net Operating Income	- M$	163,486.6
Discounted @ 10%	- M$	53,547.7

Eagle Rock Energy Partners, L.P. Interests
February 12, 2010

A composite summary of Upstream segment is presented in the following table:

		Proved Developed Producing	Proved Developed Non-Producing	Proved Undeveloped	Total Proved
Net Reserves
Oil	- Mbbl	6,219.7	901.2	393.8	7,514.7
Gas	- MMcf	21,970.4	4,293.9	7,558.1	33,822.3
NGL	- Mbbl	4,701.8	708.5	694.9	6,105.2
Net Revenue
Oil	- M$	272,650.5	48,917.1	22,517.6	344,085.2
Gas	- M$	81,489.1	13,599.8	25,141.4	120,230.3
NGL	- M$	145,195.8	21,635.3	19,419.1	186,250.2
Exxon Retained	- M$	-3,512.4	0.0	0.0	-3,512.4
Sulfur	- M$	-13,168.4	-259.0	0.0	-13,427.4
Severance Taxes	- M$	39,134.0	5,282.0	4,378.1	48,794.2
Ad Valorem Taxes	- M$	8,743.4	2,255.6	1,935.9	12,934.9
Operating Expenses	- M$	195,240.7	15,607.6	18,086.7	228,935.0
Workover Expenses	- M$	0.0	0.0	0.0	0.0
3rd Party COPAS	- M$	0.0	0.0	0.0	0.0
Other Deductions	- M$	0.0	0.0	0.0	0.0
Investments	- M$	43,041.2	9,521.8	20,013.5	72,576.6
Net Operating Income (BFIT)	- M$	196,495.1	51,226.2	22,663.9	270,385.2
Discounted @ 10%	- M$	129,046.4	19,531.9	7,770.8	156,349.0

Future revenue is prior to deducting state production taxes and Ad Valorem taxes. Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

Presentation
This report is divided into two main segments: Minerals and Upstream. The Minerals segment contains one reserve category: Proved Developed Producing (“PDP”) while the Upstream segment is divided into four reserve category sections: Total Proved (“TP”), Proved Developed Producing (“PDP”), Proved Developed Non-Producing (“PDNP”) and Proved Undeveloped (“PUD”). Within each category section are grand total Table I, Summary Plot and Table II summaries. The Table I presents composite reserve estimates and economic forecasts for the particular category. Following Table I is a Summary Plot, which is a composite rate-time history-forecast curve for the particular category. A Table II “oneline” summary is also provided that presents estimates of ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flow for the individual properties that make up the corresponding Table I. The data presented in each Table I is explained in page 1 of the Appendix. For a more detailed explanation of the report layout, please refer to the Table of Contents following this letter.

Oil and natural gas liquid (NGL) volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

Our estimates are for proved reserves only and do not include any probable or possible reserves nor have any values been attributed to interest in acreage beyond the location for which developed reserves have been estimated.

Eagle Rock Energy Partners, L.P. Interests
February 12, 2010

Hydrocarbon Pricing
The base oil and gas prices calculated for December 31, 2009 were $61.08 per bbl and $3.83 per MMBTU, respectively, and were adjusted for differentials. All economic factors were held constant in accordance with SEC guidelines.

Exxon Retained Revenue
In certain properties and time periods, the future cash flow estimates in this reserve report include a reduction to future revenues due to a “Retained Revenue Interest” owned by ExxonMobil. These interests were retained by ExxonMobil at the time they sold them to Eagle Rock’s predecessors, and remain in effect. In general, these interests require Eagle Rock to make payments of a percentage of the revenues received over a Base Price from the sale of oil, natural gas and/or natural gas liquids production. Except for severance taxes, the interests are free of operating and capital expenses. The effect of the interest has been treated as a reduction to the revenues that Eagle Rock will derive from the sale of its reserves. An Exxon Retained section is included that contains only the revenue from the Retained Revenue Interest.

The Retained Revenue Interest does not necessarily apply to all of the interest that Eagle Rock owns in the wells that are subject to the interest, nor does it necessarily apply to all of the wells in the fields in which the subject wells are located. This is due to the fact that Eagle Rock’s predecessors did not acquire all of the interest that Eagle Rock now owns from ExxonMobil. The portions of Eagle Rock’s ownership that was acquired from other parties are not subject to the Retained Revenue Interest.

Miscellaneous
An on-site field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined, nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The salvage value of equipment at abandonment has not been included.

The proved reserve classifications and the economic considerations used herein conform to the criteria of the Securities and Exchange Commission (“SEC”) as defined in pages 2 and 3 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date, except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report. The methods employed in estimating reserves are described in page 4 of the Appendix.

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. It should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts. Additionally, the prices and costs may vary from those utilized which may increase or decrease both the volume and future net revenue.

Ownership information and economic factors such as liquid and gas prices, price differentials, expenses, investments and tax rates were furnished by Eagle Rock and were accepted as furnished. To some extent, information from public records was used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. We are independent registered professional engineers and geologists. We do not own an interest in the properties of Eagle Rock Energy Partners and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report.

Eagle Rock Energy Partners, L.P. Interests
February 12, 2010

This report was prepared for the exclusive use of Eagle Rock Energy Partners, L.P. Third parties should not rely on it without the written consent of the above and Cawley, Gillespie & Associates, Inc. Our work papers and related data are available for inspection and review by authorized, interested parties.

Yours very truly,

Cawley, Gillespie & Associates, Inc.
Texas Registered Engineering Firm F-693

Robert D. Ravnaas, P.E.
Executive Vice President

The detailed pages of the report have been removed due to their proprietary nature.

APPENDIX

Reserve Definitions and Classifications

The Securities and Exchange Commission, in SX Reg. 210.4-10 dated November 18, 1981, as amended on September 19, 1989 and January 1, 2010, requires adherence to the following definitions of oil and gas reserves:

"(22)           Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations— prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

"(i)         The area of a reservoir considered as proved includes: (A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

"(ii)         In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

"(iii)         Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

"(iv)         Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

"(v)         Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

"(6)           Developed oil and gas reserves. Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

“(i)         Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

“(ii)         Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

"(31)           Undeveloped oil and gas reserves. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

“(i)         Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

“(ii)         Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

“(iii)         Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

Cawley, Gillespie & Associates, Inc.	Appendix Page 2

"(18)           Probable reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

“(i)         When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

“(ii)         Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

“(iii)         Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

“(iv)         See also guidelines in paragraphs (17)(iv) and (17)(vi) of this section (below).

"(17)           Possible reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

“(i)         When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

“(ii)         Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

“(iii)         Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

“(iv)         The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

“(v)         Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

“(vi)         Pursuant to paragraph (22)(iii) of this section (above), where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.”

Instruction 4 of Item 2(b) of Securities and Exchange Commission Regulation S-K was revised January 1, 2010 to state that "a registrant engaged in oil and gas producing activities shall provide the information required by Subpart 1200 of Regulation S–K." This is relevant in that Instruction 2 to paragraph (a)(2) states: “The registrant is permitted, but not required, to disclose probable or possible reserves pursuant to paragraphs (a)(2)(iv) through (a)(2)(vii) of this Item.”

"(26)           Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

“Note to paragraph (26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).”

Cawley, Gillespie & Associates, Inc.	Appendix Page 3

APPENDIX

Methods Employed in the Estimation of Reserves

The four methods customarily employed in the estimation of reserves are (1) Production Performance, (2) Material Balance, (3) Volumetric and (4) Analogy. Most estimates, although based primarily on one method, utilize other methods depending on the nature and extent of the data available and the characteristics of the reservoirs.

Basic information includes production, pressure, geological and laboratory data. However, a large variation exists in the quality, quantity and types of information available on individual properties. Operators are generally required by regulatory authorities to file monthly production reports and may be required to measure and report periodically such data as well pressures, gas-oil ratios, well tests, etc. As a general rule, an operator has complete discretion in obtaining and/or making available geological and engineering data. The resulting lack of uniformity in data renders impossible the application of identical methods to all properties, and may result in significant differences in the accuracy and reliability of estimates.

A brief discussion of each method, its basis, data requirements, applicability and generalization as to its relative degree of accuracy follows:

Production Performance. This method employs graphical analyses of production data on the premise that all factors which have controlled the performance to date will continue to control and that historical trends can be extrapolated to predict future performance. The only information required is production history. Capacity production can usually be analyzed from graphs of rates versus time or cumulative production. This procedure is referred to as "decline curve" analysis. Both capacity and restricted production can, in some cases, be analyzed from graphs of producing rate relationships of the various production components. Reserve estimates obtained by this method are generally considered to have a relatively high degree of accuracy with the degree of accuracy increasing as production history accumulates.

Material Balance. This method employs the analysis of the relationship of production and pressure performance on the premise that the reservoir volume and its initial hydrocarbon content are fixed and that this initial hydrocarbon volume and recoveries therefrom can be estimated by analyzing changes in pressure with respect to production relationships. This method requires reliable pressure and temperature data, production data, fluid analyses and knowledge of the nature of the reservoir. The material balance method is applicable to all reservoirs, but the time and expense required for its use is dependent on the nature of the reservoir and its fluids. Reserves for depletion type reservoirs can be estimated from graphs of pressures corrected for compressibility versus cumulative production, requiring only data that are usually available. Estimates for other reservoir types require extensive data and involve complex calculations most suited to computer models which make this method generally applicable only to reservoirs where there is economic justification for its use. Reserve estimates obtained by this method are generally considered to have a degree of accuracy that is directly related to the complexity of the reservoir and the quality and quantity of data available.

Volumetric. This method employs analyses of physical measurements of rock and fluid properties to calculate the volume of hydrocarbons in-place. The data required are well information sufficient to determine reservoir subsurface datum, thickness, storage volume, fluid content and location. The volumetric method is most applicable to reservoirs which are not susceptible to analysis by production performance or material balance methods. These are most commonly newly developed and/or no-pressure depleting reservoirs. The amount of hydrocarbons in-place that can be recovered is not an integral part of the volumetric calculations but is an estimate inferred by other methods and a knowledge of the nature of the reservoir. Reserve estimates obtained by this method are generally considered to have a low degree of accuracy; but the degree of accuracy can be relatively high where rock quality and subsurface control is good and the nature of the reservoir is uncomplicated.

Analogy. This method which employs experience and judgment to estimate reserves is based on observations of similar situations and includes consideration of theoretical performance. The analogy method is applicable where the data are insufficient or so inconclusive that reliable reserve estimates cannot be made by other methods. Reserve estimates obtained by this method are generally considered to have a relatively low degree of accuracy.

Much of the information used in the estimation of reserves is itself arrived at by the use of estimates. These estimates are subject to continuing change as additional information becomes available. Reserve estimates which presently appear to be correct may be found to contain substantial errors as time passes and new information is obtained about well and reservoir performance.

Cawley, Gillespie & Associates, Inc.	Appendix Page 4